Exhibit 99.1

Thursday, 1 August 2013 The Manager ASX Market Announcements ASX 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries plc ARBN 097 829 895 Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8845 3360 Fax (02) 9251 9805 GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam

James Hardie will conduct a management briefing on its 1st Quarter FY14 results on Monday, 12 August 2013.

No physical briefing will be held for this quarter’s results. A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	3.00pm Australian Eastern Standard Time (AEST)

Dial in:	+61 2 8524 5042

Participant Passcode:	6789527

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully

SEAN O’SULLIVAN

VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS